August 19, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Woody

Re:	ICG Group, Inc.

Form 10-K for the year ended December 31, 2010

File No. 001-16249

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding ICG Group, Inc.’s (“ICG’s”) Form 10-K for the year ended December 31, 2010, as communicated to us in your letter of August 9, 2011. For your convenience, each of your comments and questions has been set forth directly above our applicable response.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Changes in Equity, page 38

1.	Please provide us with a schedule detailing the activity in the “Impact of partner company equity transactions” for each period provided. Additionally, please revise your MD&A discussion to include this information.

Response:

Attached is Exhibit A, which details the activity in the line item “Impact of partner company equity transactions” related to ICG’s stockholders’ equity and the noncontrolling interest for the years ended December 31, 2010, 2009 and 2008.

690 Lee Road, Suite 310, Wayne, PA 19087 T 610 727 6900 F 610 727 6901 W icg.com

United States Securities and Exchange Commission

August 19, 2011

In response to your comment, ICG proposes to include the following language in the “Liquidity and Capital Resources” subsection of its MD&A disclosure in future filings:

We do not own 100% of certain of our consolidated subsidiaries. When one of those consolidated subsidiaries pays a dividend, the noncontrolling interest holders may receive a portion of that dividend. In addition, equity issuances or repurchases by one of our consolidated subsidiaries may change the ownership that ICG and the noncontrolling interest holders have in that subsidiary. Any change in the ownership of a consolidated subsidiary would result in an adjustment to ICG’s additional paid-in capital.

Additionally, ICG proposes to include a discussion of any material dividends paid by its consolidated subsidiaries to their noncontrolling interest holders in the “Liquidity and Capital Resources” subsection of its MD&A disclosure in future filings.

The dividend activity, which comprises the majority of the impact of partner company equity transactions in 2010, did not have a significant impact on consolidated liquidity and capital resources. Moreover, ICG does not believe an amendment to its Form 10-K for the year ended December 31, 2010 including the disclosures set forth above would be useful to its investors and potential investors; an amendment for the sole purpose of adding such disclosures could actually be more likely to confuse investors and potential investors. Accordingly, we propose that the Staff not require ICG to amend its Form 10-K for the year ended December 31, 2010 to include those disclosures.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Issuances of Stock by Partner Companies, page 45

2.	Please clarify your accounting policies for changes in ownership interests in partner companies. In your response address how you account for acquisitions or disposals of partner company interests both where there is a change in control of the partner company and when there is no change in control. Additionally, please revise your policy footnote to include this information.

Response:

Our policy for changes in ownership interests, which we propose to include in our future filings, is as follows:

Changes in ownership interests in a consolidated subsidiary in which ICG maintains control are recognized as equity transactions, with appropriate adjustments to both ICG’s additional paid-in capital and the corresponding noncontrolling interests. If control is lost, any retained interest is measured at fair value, and a gain or loss is recognized in ICG’s Consolidated Statements of Operations.

United States Securities and Exchange Commission

August 19, 2011

Increases in ownership interests in an equity method company over which ICG maintains significant influence are accounted for as step acquisitions, with allocations of the excess purchase price to the fair value of the net assets acquired. Decreases in ownership in an equity method company over which ICG maintains significant influence are accounted for as dilution gains or losses in ICG’s Consolidated Statements of Operations representing the difference between ICG’s share of the underlying net assets of the company prior to the relevant change in ownership and ICG’s share of the underlying net assets of the company subsequent to the relevant change in ownership. When changes occur that result in a loss of the ability to exercise significant influence over an equity method company, ICG discontinues equity method accounting and applies the cost method of accounting as of the date the ability to exercise significant influence was lost. Changes resulting in an increase in ICG’s ownership interest in an equity method company to that of a controlling financial interest are accounted for as step acquisitions (with allocations of the purchase price to the fair value of the net assets acquired). In addition, ICG begins to include the financial position and operating results of a subsidiary in its Consolidated Financial Statements on the date ICG obtains the controlling financial interest in that subsidiary.

Changes in ownership interests in a cost method company resulting in ICG’s ability to exercise significant influence over that company or in ICG’s controlling financial interest in that company are accounted for with retroactive adjustments of ICG’s ownership interest for ICG’s share of the past results of the former cost method company’s operations. Therefore, prior results of operations of the former cost method company could change the value of ICG’s ownership interest on its Consolidated Balance Sheets at the time of any such retroactive adjustment; any such change could be significant.

The acquisition of an additional 17% incremental ownership of ICG Commerce Holdings, Inc. (“ICG Commerce”) for aggregate consideration of $49.7 million, the accounting for which was described in Note 3, “Acquisitions, Discontinued Operations and Pro Forma Information” to our Form 10-K for the year ended December 31, 2010, and the dilution loss recognized due to a financing round at GoIndustry-DoveBid plc of $1.3 million, the accounting for which was described in Note 5, “Ownership Interests in Partner Companies” to our Form 10-K for the year ended December 31, 2010, are the most significant changes in ownership interests in partner companies during the years ended December 31, 2010, 2009 and 2008. All other changes in ownership interests during those periods were not significant. Moreover, ICG does not believe an amendment to its Form 10-K for the year ended December 31, 2010 including the disclosures set forth above would be useful to its investors and potential investors; an amendment for the sole purpose of adding such disclosures could actually be more likely to confuse investors and potential investors. Accordingly, we propose that the Staff not require ICG to amend its Form 10-K for the year ended December 31, 2010 to include those disclosures.

United States Securities and Exchange Commission

August 19, 2011

4. Goodwill and Intangibles, net

Impairments – Consolidated Company, page 51

3.	We note your disclosure that residual assets and liabilities related to Vcommerce were eliminated from the company’s Consolidated Balance Sheets. Based on your disclosure it appears that the residual assets and liabilities of Vcommerce had a net book value of approximately $4.3 million. Please clarify for us how you accounted for these residual assets and liabilities.

Response:

Following the sale of substantially all the assets and certain liabilities of Vcommerce Corporation (“Vcommerce”), operating activity at Vcommerce ceased, and Vcommerce was no longer an operating entity. In connection with the sale, ICG recorded goodwill impairment charges to write-down its basis in Vcommerce to zero. The residual assets and liabilities of the non-operating entity were recorded at the estimated fair value of zero on ICG’s Consolidated Balance Sheets following the sale, since ICG did not expect to receive any future proceeds and had no liability for any remaining obligations of Vcommerce.

5. Ownership Interests in Partner Companies

Dividends – Consolidated Companies, page 52

4.	We note your disclosure that ICG Commerce paid a cash dividend of $27 million on its Series E and E-1 Preferred Stock and that the company’s share of this dividend was approximately $25.4 million. Given that ICG Commerce is a consolidated company, explain to us why the dividend payment to the company resulted in a decrease in the carrying value in ICG Commerce.

Response:

The reference to a reduction in the carrying value of ICG Commerce relates solely to ICG’s parent company accounting1 and was included in the discussion of the dividend rather than in the parent company disclosures in Note 11, “Parent Company Financial Information.” A parent company accounts for dividends received from one of its subsidiaries as a reduction to the carrying amount of its investment in the subsidiary. The dividend received from ICG Commerce was considered a return of capital and recorded as an increase to cash, and a corresponding reduction to the parent’s carrying amount in ICG Commerce was also recorded. In consolidation, the dividend paid to a parent by one of its subsidiaries is eliminated, along with the parent’s carrying amount in the subsidiary.

[1]

The term “Company,” which is used in the dividend discussion in Note 5, “Ownership Interests in Partner Companies,” is defined as ICG Group, Inc., the parent company, rather than the consolidated group.

United States Securities and Exchange Commission

August 19, 2011

ICG hereby acknowledges that:

•	ICG is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	ICG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at 610-727-6870.

Sincerely,

/s/ R. Kirk Morgan
R. Kirk Morgan Chief Financial Officer

Exhibit A - Impact of Partner Company Equity Transactions

	Noncontrolling	Noncontrolling
	ICG’s Additional Paid-In Capital	Noncontrolling Interest
	(U.S. dollars in thousands)
For the Year Ended December 31, 2010

Increase to ICG’s Additional Paid-In Capital and corresponding decrease to the Noncontrolling Interest related to the dividend paid by ICG Commerce on August 4, 2010 (Note 5, page 52)	3,456	(3,456)

Portion of August 4, 2010 dividend paid to the Noncontrolling Interest by ICG Commerce (Note 5, page 52)	N/A	(1,620)

Subtotal: Total impact of August 4, 2010 ICG Commerce dividend	3,456	(5,076)

Portion of December 24, 2010 dividend paid to the Noncontrolling Interest by ICG Commerce (Note 5, page 52)	N/A	(1,585)

Changes in ICG’s ownership of ICG Commerce related to equity activity at ICG Commerce	230	489

Changes in ICG’s ownership of InvestorForce Holdings, Inc. (“InvestorForce”) related to equity activity at InvestorForce	747	(752)

Changes in ICG’s ownership of GovDelivery Holdings, Inc. (“GovDelivery”) related to equity activity at GovDelivery	(341)	N/A (a)

Total impact of partner company equity transactions for the year ended December 31, 2010	4,092	(6,924)

(a) Impact reflected in redeemable noncontrolling interest footnote.

For the Year Ended December 31, 2009

Changes in ICG’s ownership of ICG Commerce related to equity activity at ICG Commerce	208	254

Changes in ICG’s ownership of InvestorForce related to equity activity at InvestorForce	123	125

Sale of Vcommerce	—	316

Total impact of partner company equity transactions for the year ended December 31, 2009	331	695

For the Year Ended December 31, 2008

Changes in ICG’s ownership of ICG Commerce related to equity activity at ICG Commerce	715	331

Dilution gain/(loss) related to GoIndustry—DoveBid plc financing round (b)	(1,344)	—

Total impact of partner company equity transactions for the year ended December 31, 2008	(629)	331

(b) Effective January 1, 2009, the impact of any dilution to ICG’s ownership in equity method companies is recorded in its Statement of Operations, in accordance with ASC 323-10-40-1.